Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 7, 2016

Relating to Preliminary Prospectus filed June 3, 2016

Registration No. 333-207888

ELEVATE CREDIT, INC.

Free Writing Prospectus

This free writing prospectus relates to Elevate Credit, Inc. (“Elevate” and, together with its consolidated subsidiaries, the “Company,” “we,” “our” or “us”) and should be read together with the preliminary prospectus (the “Preliminary Prospectus”), included in Amendment No. 3 to the Registration Statement on Form S-1 (Registration No. 333-207888) (the “Registration Statement”), which amendment was filed with the Securities and Exchange Commission (the “SEC”) on June 3, 2016, relating to the offering of the shares of common stock of Elevate.

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: UBS Investment Bank c/o Prospectus Department, 1285 Avenue of the Americas, New York, NY 10019, or by calling 1-888-827-7275; Jefferies LLC, 520 Madison Ave., 2nd Floor, New York, NY 10022, phone: 877-547-6340, email: Prospectus_Department@Jefferies.com; Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate, One Montgomery Street, Suite 3700, San Francisco, CA 94104, or by telephone at (415) 364-2720, or by email atsyndprospectus@stifel.com; William Blair & Company, L.L.C., Attention Prospectus Department, 222 West Adams Street, Chicago, IL 60606, by telephone at (800)-621-0687, or by email at prospectus@williamblair.com; or BB&T Capital Markets, a division of BB&T Securities, LLC, Attn: Prospectus Group, 901 East Byrd Street, 3rd Floor, Richmond, VA 23219, or by emailingprospectusrequests@bbandtcm.com.

To review a filed copy of the Preliminary Prospectus, click on the following link:

http://www.sec.gov/Archives/edgar/data/1651094/000119312516612826/d83122ds1a.htm

Elevate Credit, Inc.

On June 2, 2016, a media publication was released by the Wall Street Journal, attached hereto as Annex A (the “Publication”), concerning the Company.

Please see the section below entitled “Corrections and Clarifications” related to certain inaccuracies contained in the Publication.

With the exception of statements and quotations attributed directly to Mr. Rees or derived from the Company’s Registration Statement, the Publication represents the authors’ opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Publication or contained herein only after carefully evaluating all of the information in the Company’s Registration Statement.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•	With respect to the Publication’s first sentence, which states that the Company “grew its lending by 80%…”, this should state instead that combined loan balances-principal (and not lending) grew 82% compared to the same period of the prior year.

•	The statement in the second sentence that “Loans grew to $189 million in the three months through March…” and in the third sentence that $189 million was “down $251 million in loans in the fourth quarter” should in each instance refer instead to “Total Combined Loans Originated – Principal” rather than “loans”.

•	The fifth sentence mistakenly notes that the Company “acquires loans”. The Company uses debt financing and its own capital to originate loans (rather than acquire them) or guarantees loans originated and owned by third-party lenders. The Company would note however that, as described in the Registration Statement, ESPV does acquire loan participations.

Forward-looking statements

This free writing prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our strategy, future operations, future financial position, future revenues, prospects and plans and objectives of management. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipate,” “believe,” “could,” “seek,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements contained in this free writing prospectus include, but are not limited to, statements about: our future financial performance, including our expectations regarding our loan originations, seasonality and its impact, revenue and APR; the availability of funding sources and disruptions in credit markets; anticipated trends, growth rates and challenges in our business and in the markets in which we operate; our anticipated growth and growth strategies and our ability to effectively manage that growth; customer demand for our products; our ability to attract potential customers and retain existing customers; the ability of customers to repay loans; interest rates on loans; the impact of competition in our industry and innovation by our competitors; our compliance with applicable local, state, federal and foreign laws; our compliance and ability to comply with current or future applicable regulatory developments and regulations, including developments or changes from the CFPB; regulatory developments or scrutiny by agencies regulating our business; public perception of our business and industry; our liquidity and working capital requirements; and trends anticipated to continue as our portfolio of loans matures.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this free writing prospectus.

We believe that these statements constitute “forward-looking statements” within the meaning of Rule 175 under the Securities Act of 1933, as amended, and Rule 3b-6 under the Securities Exchange Act of 1934, as amended. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss these risks in greater detail in “Risk factors” and elsewhere in the Registration Statement. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Forward-looking statements contained in this free writing prospectus are as of the date of the media publication to which this free writing prospectus relates. You should read this free writing prospectus with the Registration Statement and the documents that we have filed as exhibits to the Registration Statement completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Annex A

ONLINE LENDER ELEVATE CREDIT SEES NO FIRST-QUARTER SLUMP

Chief Executive Ken Rees says new CFPB proposals would help consumers and industry

By

Telis Demos and

Peter Rudegeair

June 2, 2016 10:27 p.m. ET

Online lender Elevate Credit Inc., which delayed a planned January initial public offering, grew its lending by 80% in the first quarter from last year, according to the company.

Loans grew to $189 million in the three months through March, from $105 million a year before, said the company, which is focused on loans to people with spotty or limited credit histories.

But that was down from $251 million in loans in the fourth quarter. Elevate Chief Executive Ken Rees attributed the quarterly decline to people getting tax refunds in the first quarter and using them to pay off debt.

Mr. Rees said that Elevate was able to weather the broader funding problems experienced so far this year by online lenders such as LendingClub Corp., whose CEO resigned in May, and Prosper Marketplace Inc.

Unlike those online lenders, Elevate uses its own capital to acquire loans rather than immediately selling them to investors. The company also expanded on its existing credit line from Chicago-based asset manager Victory Park Capital during the first quarter.

“We’re still on track for the year as expected,” said Mr. Rees. “We aren’t seeing any shortage in financing.”

Elevate bills its loans as alternatives for people who seek storefront payday loans, for which the Consumer Financial Protection Bureau on Thursday proposed a complex set of new requirements. Elevate’s loans are paid off in monthly installments rather than in one lump sum at the end of the term, as a payday loan is typically repaid.

The proposals include mandating that lenders assess a borrower’s ability to repay and limiting the ability of lenders to offer loans to repay unpaid loans.

It isn’t yet certain how the CFPB’s efforts will impact online, venture-funded firms such as Elevate and Flurish Inc., known as LendUp, that aim to supplant traditional payday loans.

Mr. Rees said that Elevate already followed many of the new CFPB practices, and welcomed the new rules. “We believe the rules will help both consumers and the industry by eradicating bad products, bad practices and bad actors and by creating regulatory clarity,” he said in an email.

Some of Elevate’s loans have annual percentage rates, known as APR, as high as 365%, according to public filings. Mr. Rees said that its average rates were dropping, which he said was a contrast to sites such as LendingClub and Prosper, which have been raising rates in part to entice investors.

He said Elevate’s average APR was 153% in the first quarter, down from 251% in 2013. “The issues that are impacting marketplace lenders are helping us out,” he said.

Still, firms like Elevate and LendUp may be impacted by moves to limit short-term lending. Both firms were critical of a recent move by Google to bar paid ads by payday lenders, arguing they would be affected even though they offered safer alternatives.

“While we are still reviewing the full [CFPB] proposal…we fully support the intent of the newly released industry rules,” LendUp CEO and co-founder Sasha Orloff said in a statement.

Elevate said that revenue and profit were also rising. Revenue in the first quarter was $131 million, up from $90 million a year before. Net income was $6 million, up from $1 million in the same period last year.

Mr. Rees didn’t give a definitive timeline for the return of Elevate’s IPO, which remains filed with the Securities and Exchange Commission.

“Unfortunately there have still been very few successful technology IPOs in 2016,” he said in an email. “We are continuing to monitor market conditions.”

Write to Telis Demos at telis.demos@wsj.com and Peter Rudegeair at Peter.Rudegeair@wsj.com